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                             February 17, 2021

       William Clough
       Chief Legal Counsel
       Orbital Energy Group, Inc.
       1924 Aldine Western
       Houston, Texas 77038

                                                        Re: Orbital Energy
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 3,
2021
                                                            File No. 333-252682

       Dear Mr. Clough:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note recent volatility in the price of your common shares listed on the Nasdaq Capital
                                                        Market. Please revise
your registration statement to provide specific, tailored disclosure about volatility in
your trading price and market events and conditions, including your particular situation
and the potential impact on investors. Refer to the guidance in the
                                                        Division of Corporation
Finance   s Sample Letter to Companies Regarding Securities
                                                        Offerings During Times
of Extreme Price Volatility, which is available on the
                                                        Commission   s website.
If you believe that certain comments are not relevant given the particular
circumstances of your business, please explain.
 William Clough
FirstName  LastNameWilliam
Orbital Energy Group, Inc. Clough
Comapany17,
February   NameOrbital
             2021       Energy Group, Inc.
February
Page 2 17, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Michael Cronin